CHINA OUMEI REAL ESTATE INC. Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

September 19, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:	China Oumei Real Estate Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed June 1, 2011
File No. 333-166658

We hereby submit the responses of China Oumei Real Estate Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 29, 2011, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

In addition, due to the current capital market situation for China-based companies, the management of the Company has decided to postpone its public offering. As a result, we removed the public offering prospectus from the Registration Statement.

Selected Consolidated Financial Data, page 29

1.

We note your disclosure that your audited consolidated financial statements for the fiscal years ended December 25, 2008, 2009 and 2010 are prepared and presented in accordance with U.S. GAAP. Please revise to present unaudited financial statements for the fiscal years ended December 25, 2006 and 2007 that are prepared and presented in accordance with U.S. GAAP, or disclose that these unaudited financial statements are in accordance with U.S. GAAP if true. Refer to Item 301 of Regulation S-K.

Company Response: We have revised our disclosure as follows: “Our audited consolidated financial statements for the fiscal years ended December 25, 2008, 2009 and 2010 and our unaudited consolidated financial statements for the fiscal years ended December 25, 2006 and 2007 and for the six months ended June 25, 2010 and 2011 are prepared and presented in accordance with U.S. GAAP.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Miscellaneous income, page 42

2.

We note that you incurred “no cost” in connection with the transaction disclosed in this subsection. Here or in the appropriate section, please discuss the process associated with acquiring the land use right prior to it undergoing the re-zoning procedure. Also, please clarify if no cost acquisition of land use rights is a common occurrence for you.

Company Response: We have revised our disclosure as follows:

“Miscellaneous income. Included in miscellaneous income for the fiscal year ended December 25, 2010 is the sale of land use rights. On December 16, 2010, we executed a buyout transaction with the government of Licang District, Qingdao, in which the government agreed to pay us approximately $23.7 million in exchange for the pre-development land use right in connection with our planned Dongli Garden 2 project. We had previously planned to build residential units on the land, subject to the government’s re-zoning procedure. Prior to the transaction, the historical cost of the land use right was zero due to the fact that it was categorized as “state allocated land,” allocated to the Company at no cost by the local government for helping the government relocate and provide affordable housing for villagers previously residing on the parcel, as part of a government-sponsored master-planned urban modernization project. The parcel had no value until re-zoned by the government for commercial development. Therefore, no cost was incurred in connection with this transaction, and the income of approximately $23.7 million was included in miscellaneous income.

According to Section 2-22 of the PRC ‘Urban Real Estate Administration Law’ passed in 1994 and most recently amended in 2007, ‘state allocated land’ is defined as “land use right that is transferred to certain land users free of charge, upon the approval of the people’s government above the county level, after the transferee has paid related relocation expenses.’ Section 2-22 also provides that ‘land use right transferred in accordance with this section shall have no lifetime limit, notwithstanding additional laws and administrative regulations.’ In the particular case of the Dongli Garden project, the land use right associated with the parcel for the previously planned Dongli Garden 2 project was granted to us by the local government in accordance with Section 2- 22, as part of the master-planned urban modernization project to relocate and provide affordable housing for villagers previously residing on the subject parcel. Since we relocated all villagers to the Dongli Garden 1 project, all expenses in connection with the relocation have been accounted for in the cost of sales for Dongli Garden 1. As a result, we incurred no cost (both original acquisition cost and relocation expenses) in connection with the buyout transaction. The acquisition of land use right at no cost is not a common occurrence for us, since we typically participate in public bidding processes to acquire land use right owned by the government. Please refer to ‘Business — Project Development Process — Acquisition of Land Use Rights’ for details.”

Please see www.gov.cn/flfg/2007-08/30/content_732595.htm for the full text of the Urban Real Estate Administration Law.

Critical Accounting Policies, page 49

Allowance for Doubtful Accounts, page 51

3.

Please tell us how your stated policy of recording a specific percentage allowance for contracts receivable based on the age and amount of the receivable is consistent with your policy of recognizing an allowance based on a variety of factors, including significant one-time events, historical experience, and other factors in addition to the aging. In your response, please tell us in what circumstances you do not apply this formula to calculate your allowance for doubtful accounts, including whether you have applied this formula to your $37.5 million contract receivable from the City Government of Qingdao as of March 31, 2011 as disclosed on page F- 12, as we note that this receivable appears to be aged between one and two years.

Company Response: The referenced policies are part of our two-step approach to recognize allowances for doubtful accounts. We have revised our disclosure as follows:

“Allowance for Doubtful Accounts

The Company recognizes an allowance for doubtful accounts to ensure contracts receivable, revenue in excess of billings, related party receivables and other receivables are not overstated due to uncollectibility. We typically apply a two-step approach in recording allowances for doubtful accounts. First, as a general policy, we record a specific percentage allowance for contracts receivable based on the age and amount of the receivable, and an allowance for contracts receivable is established as follows: 50% of the balances aged between one and two years and over RMB100,000 (approximately $15,000); 10% of the balances aged between one and two years and under RMB100,000 (approximately $15,000); and 100% of the balances aged over two years. As a second step, we perform further analyses on all contracts receivable and make adjustments, if necessary, based on a variety of factors, including, in addition to the amount and length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s or debtor’s inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer’s or debtor’s operating results or financial position. If circumstances related to customers or debtors change, estimates of the recoverability of receivables would be further adjusted. All accounts receivable are reviewed periodically, and if the Company determines that a specific doubtful account has become uncollectible, the account is written off by removing the amount from the receivable account. As an exception to the above-mentioned formula, the Company has not recognized an allowance for doubtful accounts for contracts receivable and other receivables owed by the City Government of Qingdao related to the Dongli Garden project, considering the city government’s substantial creditworthiness, high collectability, and its overall track record of fulfilling all of its monetary obligations.

For the six months ended June 25, 2011 and 2010, we have not recorded such write-off for uncollectibility. As of June 25, 2011 and December 25, 2010, the allowances for doubtful accounts are $1,545,095 and $786,353 for contracts receivable and revenue in excess of billings, and $150,882 and $146,980 for other receivables, respectively.”

Land Appreciation Tax (“LAT”), page 51

4.

Please tell us how you determined it was appropriate to record the LAT liability and the related expense at the completion of a project, rather than accruing the estimate amount over time consistent with your percentage-of-completion accounting, and cite the authoritative literature upon which you relied.

Company Response: In recording our LAT liability and related expenses, we strictly follow provisions in the governing regulatory agency PRC State Administration of Taxation’s “Circular Regarding Issues Related to Land Appreciation Tax Settlement of Property Development Companies,” Guo Shui Fa [2006] No. 187 (“Circular 187”).

Specifically, Section 2.1 of Circular 187 states:

“2. Conditions for Land Appreciation Tax Assessment Settlement:

(1)	LAT assessment settlement should be performed if one of the following three conditions is met:

	1)	The development and sales of an entire project have been completed;
	2)	A entire unfinished project is being transferred;
	3)	Land use right is directly transferred.”

See www.chinatax.gov.cn/n8136506/n8136563/n8193451/n8193496/n8194022/8241632.html for the full text of Circular 187.

Business, page 53

Projects Under Construction, page 71

5.

We note your response to comment 5 of our letter dated May 2, 2011. Where a specific project’s estimated profit margin is significantly greater than the current profit margin, please add footnote disclosure, on an individualized basis, to address the reason for the deviation.

Company Response: We have added the following footnote:

“(2)

For Weihai International Plaza, several factors contributed to the difference between the actual gross profit margin realized to date and the estimated gross profit margin for the entire project. In the early stage of the selling period, we launched a promotional campaign and offered significant discounts to several “block buyers” who purchased multiple units. Additionally, the majority of the units with higher-end design features, and thus higher unit prices, still remain to be constructed or sold as of the end of the reported period.”

6.

We note your disclosure on page 35 that additional government policies were issued recently to curb housing prices and speculation. Please advise whether you have taken this into account in your estimated totals.

Company Response: In regards to unit price projections, we have always adopted a conservative approach in our estimation of unit prices by applying a discount against market comparable prices at the time of the estimation. In addition, to take into account the potential impact of recent policy changes, we closely monitor current market conditions by gathering current comparable transaction data, and will adjust price projections downwards if current data indicates a drop in market comparable prices below our price projections. According to our external and internal research, we have found that current market comparable prices more than support our projected prices for our projects in planning. We have found that recent government policies have not had a significant impact on our average selling prices. However, they have negatively impacted the sales volume and prolonged the time it takes to sell units, which will affect timing rather than estimated totals.

Completed Projects, page 71

7.

We note your response to comment 6 of our letter dated May 2, 2011. Please add a footnote to the table to disclose what is included and what is excluded from “cost of sales” and “total capital required.” Please explain that your actual net profits for each project may be significantly less than your gross profits for each project if those items that are excluded from “cost of sales” were accounted for as costs.

Company Response: In accordance with U.S. GAAP, selling, general and administrative expenses, income taxes and other non-project-specific costs are commonly excluded from cost of sales (or cost of goods sold/COGS) and the calculation of gross profit margin. Due to the non- project-specific nature of these costs, it is impractical to perform an accurate computation of their allocation to each individual project and an accurate net profit disclosure for each project. That is why we have only disclosed the gross profit information in this table. Net profit information is disclosed on a consolidated basis in our consolidated financial statements. We have added the following footnote to the referenced table:

“(1)

‘Cost of sales’ and ‘total capital required’ include land acquisition cost, construction cost (labor and materials), project-related legal, approval and permitting fees, project financing cost, professional fees, infrastructure cost and fees imposed by municipalities, business (sales) tax and various other project-specific soft costs. Excluded from the ‘cost of sales’ and ‘total capital required’ are selling, general and administrative expenses, income taxes and other non-project-specific costs. Due to the non-project-specific nature of these costs, it is impractical to perform an accurate computation of their allocation to each individual project and an accurate net profit disclosure for each project. Actual net profit for each project would be significantly less than the gross profit of each project if those items excluded from ‘cost of sales’ were accounted for as costs.”

Notes to Consolidated Financial Statements, page F-32

Note 21 – Other Income, page F-60

8.

Please revise to clarify the reason the government of Licang District, Qingdao, agreed to pay approximately $23.7 million for the pre-development land use right that was previously allocated to you at no cost, including the effect of the government’s re-zoning of the land for commercial development on the value of the land use right. In addition, please tell us how you determined the related receivable was collectable and when you expect to collect the amount receivable.

Company Response: We have revised Note 21 as follows:

“On December 16, 2010, the Company executed a buyout transaction with the government of Licang District, Qingdao, in which the government agreed to pay the Company approximately $23,657,600 in exchange for the pre-development land use right in connection with the planned Dongli Garden 2 project (the “North Parcel”). The Company had previously planned to build residential units on the land, subject to the government’s re-zoning procedure. Prior to the transaction, the historical cost of the land use right was zero due to the fact that it was categorized as ‘state allocated land,’ allocated to the Company at no cost by the local government for helping the government relocate and provide affordable housing for villagers previously residing on the parcel, as part of a government-sponsored master-planned urban modernization project. The parcel had no value until re-zoned by the government for commercial development. Therefore, no cost was incurred in connection with this transaction, and the income of approximately $23,657,600 was included in “Other Income” in the Consolidated Statement of Income and Comprehensive Income for the year ended December 25, 2010. The account receivable in connection with this transaction as of December 25, 2010 was approximately $21,098,000, which was included in “Other receivables, net” in the Consolidated Balance Sheet for the year ended December 25, 2010. Based on management’s reasonable judgment of the creditworthiness of the People’s Government of Licang District and the fact that it has no default history of any of its substantial financial obligations, the Company believes that the receivable has a very high collectability. Based on the Company’s agreement with the government, the balance will be paid within 30 days of government’s completion of the public auction of the land use right.

According to Section 2-22 of the PRC ‘Urban Real Estate Administration Law’ passed in 1994 and most recently amended in 2007, ‘state allocated land’ is defined as “land use right that is transferred to certain land users free of charge, upon the approval of the people’s government above the county level, after the transferee has paid related relocation expenses.’ Section 2-22 also provides that ‘land use right transferred in accordance with this section shall have no lifetime limit, notwithstanding additional laws and administrative regulations.’ In the particular case of the Dongli Garden project, the land use right associated with the North Parcel, previously planned Dongli Garden 2 project, was granted to the Company by the local government in accordance with Section 2-22, as part of the master-planned urban modernization project to relocate and provide affordable housing for villagers previously residing on the subject parcel. Since the Company relocated all villagers to the Dongli Garden 1 project (the “South Parcel”), all expenses in connection with the relocation have been accounted for in the cost of sales for Dongli Garden 1. As a result, the Company incurred no cost (both original acquisition cost and relocation expenses) in connection with the North Parcel buyout transaction.

The Company incurred significant costs in relocating the villagers to the South Parcel, which had a significant negative effect on the profit margin of Dongli Garden 1. The Company’s original plan was to build residential units on the North Parcel as Dongli Garden 2 and recover some of the lost profits. In addition, the relocation work performed was a necessity and prepared the condition for the re-zoning of North Parcel. Without the value-add work done by the Company, the government would not be able to re-zone the parcel and eventually sell the parcel’s land use right at a higher profit. Therefore, the government of Licang District and the Company reached a negotiated price of approximately $23.7 million to compensate the Company for both the value added to the parcel plus a reasonable profit and the discounted value of the Company’s expected future profit from developing Dongli Garden 2.”

Form 20-F for the Fiscal Year Ended December 25, 2010

Management’s Annual Report on Internal Control Over Financial Reporting, page 80

9.

Please tell us how you determined that the lack of sufficient staff with the appropriate level of experience or knowledge of U.S. GAAP to be able to prepare U.S. GAAP financial statements without outside consultants was a significant deficiency and not a material weakness. We note your disclosure that you do not believe that this deficiency had a material effect on your financial condition or results of operations or caused your financial statements for the fiscal year ended December 25, 2010 to contain a material misstatement. In your response, please tell us how you considered the possibility that your controls could fail to prevent or detect a material misstatement, since the severity of a deficiency does not depend on whether a misstatement actually has occurred but rather on whether there is a reasonable possibility that controls will fail to prevent or detect a misstatement. In addition, please tell us what changes you have made in related controls and personnel since your response letter dated November 2, 2010.

Company Response: We will amend Item 15 of our Form 20-F for the fiscal year ended December 25, 2010 as follows:

“ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 25, 2010. Based on that evaluation, our chief executive officer and chief financial officer concluded that as of December 25, 2010, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting disclosed below.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 25, 2010. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 25, 2010, our internal control over financial reporting was not effective due to the following material weakness:

There is a lack of sufficient staff with the appropriate level of experience or knowledge of U.S. GAAP to be able to prepare U.S. GAAP financial statements without outside consultants.

Management believes that this weakness is related to our relatively small scale of business operations. Management does not believe that this weakness had a material effect on our financial condition or results of operations or caused our financial statements for the fiscal year ended December 25, 2010 to contain a material misstatement. We are in the process of implementing certain initiatives to address this weakness such as arranging necessary training for our accounting department staff and recruiting qualified personnel to bolster our internal audit functions. In January and February of 2011, we engaged Price Waterhouse Coopers, or PWC, to conduct a thorough review of our internal controls. At the completion of the review, we received a written report from PWC that included detailed analyses of areas for improvement and recommendations for improvement. We have begun the implementation of the measures recommended by PWC and are in the process of strengthening our internal controls in our daily operations. We have also recently begun the recruiting process for a person who is English speaking and trained in both U.S. GAAP and Chinese GAAP to be in a management role in the accounting department under the supervision of our chief financial officer. We believe that the foregoing steps will remediate the material weakness identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

             If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By:   /s/ Weiqing Zhang
               Weiqing Zhang
               Chief Executive Officer